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                           January 26, 2021

       Steve Rai
       Chief Financial Officer
       Blackberry Limited
       2200 University Ave East
       Waterloo, ON N2K 0A7,
       Canada

                                                        Re: Blackberry Ltd.
                                                            Form 10-K for
Fiscal Year Ended February 29, 2020
                                                            Filed April 7, 2020
                                                            Form 10-Q for
Quarterly Periods Ended November 30, 2020
                                                            Filed September 24,
2020
                                                            File No. 001-38232

       Dear Mr. Rai:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended February 29, 2020

       Management Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 32

   1. We note your purchase accounting adjustments related to "Software deferred revenue acquired," and
"Software deferred commission expense acquired," in many of
                                                        your adjusted non-GAAP
measures, including adjusted revenue, adjusted net income and adjusted EBITDA.
Considering your deferred revenue and commission expense
                                                        were adjusted to fair
value at the time of acquisition pursuant to GAAP, these non-GAAP adjustments intended to
eliminate the impact of purchase accounting substitute
                                                        individually tailored
recognition and measurement methods for those of GAAP. Please tell us how you
considered the guidance of Question 100.04 of the Division's Non-GAAP
 Steve Rai
Blackberry Limited
January 26, 2021
Page 2
         C&DIs and Rule 100(b) of Regulation G when presenting these measures. Form 10-Q for Quarterly Periods Ended November 30, 2020

Note 3. Fair Value Measurements, Cash, Cash Equivalents and Investments Goodwill Impairment, page 15

2. We note you recorded a $594 million goodwill impairment charge related to the
         BlackBerry Spark reporting unit during the quarter ended May 31, 2020. In order to provide investors with information to better assess the probability of future goodwill impairment charges, please disclose, if accurate, that the estimated fair values of the reporting units you quantitatively tested for impairment substantially exceeded their carrying values. For any reporting unit whose estimated fair value did not substantially exceed its carrying value, please provide the following additional disclosures:
             The percentage by which fair value exceeded carrying value at the date of the most recent test;
             The amount of goodwill allocated to the reporting unit;
             A description of key assumptions used and how they were determined;
             A discussion of the degree of uncertainty associated with key assumptions and a sensitivity analysis of the impact of changes in key assumptions;
and
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of
the Commission's
         Guidance Regarding Management's Discussion and Analysis of Financial Condition and
         Results of Operations, SEC Release No. 34-48960.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameSteve Rai                                   Sincerely,
Comapany NameBlackberry Limited
                                                              Division of
Corporation Finance
January 26, 2021 Page 2                                       Office of
Technology
FirstName LastName